

September 8, 2011

Gregg Buckbinder
Chief Financial Officer and Chief Operating Officer
Millburn Ridgefield Corporation
411 West Putnam Avenue
Greenwich, Connecticut 06830

     Re: **Millburn Multi-Markets Fund L.P.**
             Amendment No. 3 to Registration Statement on Form 10-12(g)
             Filed August 29, 2011
             File No. 000-54028

Dear Mr. Buckbinder:

      We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Millburn Multi-Markets Fund L.P.

2. Summary of Significant Accounting Policies, page 45

1.   We note your response to prior comment 4. It does not appear that you are amortizing to expense such initial offering costs over 12 months on a straight-line basis pursuant to FASB ASC 946-20-35-5, but instead are basing your amortization period over the period with which the Master Fund, on behalf of the Partnership, is reimbursing the General Partner. In addition, please tell us whether you have accrued a liability for the estimated amount of expenses to be reimbursed to the general partner at either the Partnership or Master Fund level.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Stephen Van Meter in the Division of Investment Management at (202) 551-4448. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: James B. Biery
        Daniel F. Spies
        Sidley Austin LLP *(via facsimile)*